RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Grant of Stock Options

VANCOUVER, BC, October 2, 2024 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE:RMES, OTCPINK:RMESF, FSE: I660)  announces the grant of stock options pursuant to the Company's stock option plan to directors, officers, management company employees, and consultants of the Company to purchase up to an aggregate of 1,200,000 common shares at an exercise price of $0.12 per common share. Pursuant to the terms of the option agreements, 1,200,000 options will vest immediately and will expire two years from the date of grant.

The common shares issuable upon the exercise of the options granted to directors and officers will not be subject to a customary hold period, as permitted by prospectus exemption 2.24 of NI 45-106 in regard to the issuance of the options.

The common shares issuable upon the exercise of the options granted to management company employees will be subject to a hold period of four months and one day commencing on the date of option grant.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com.

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.